FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	April 20, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Produces 4.3M Silver Eqv. Oz in First Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production in the first quarter of 2017 from its six operating silver mines reached 4.3 million equivalent ounces of silver. Total production consisted of 2.7 million ounces of silver, 15,095 ounces of gold, 7.5 million pounds of lead and 0.9 million pounds of zinc.
“During the first quarter, total production from our six producing mines met our quarterly guidance expectations,” said Keith Neumeyer, President & CEO. “With the renewed investment in underground development and brownfields exploration, we continue to execute on our long-term growth plan to have additional production levels prepared in order to increase throughput rates and head grades at Del Toro, La Parrilla and La Encantada. Our 2017 silver production guidance of 11.1 - 12.4 million ounces, or 16.6 - 18.5 million silver equivalent ounces, remains unchanged.”
Production Details Table:

Consolidated Production Results	Q1 2017	Q1 2016	Y/Y Change	Q4 2016	Q/Q Change
Ore processed / tonnes milled	822,336	789,591	4%	844,155	(3%)
Total production - ounces of silver equivalent	4,270,715	5,083,095	(16%)	4,380,477	(3%)
Total silver ounces produced	2,708,978	3,074,173	(12%)	2,819,708	(4%)
Silver grade (g/t)	136	161	(15%)	137	(1%)
Silver recovery (%)	75	75	0%	76	(1%)
Gold ounces produced	15,095	16,870	(11%)	14,743	2%
Pounds of lead produced	7,453,972	8,637,429	(14%)	7,684,876	(3%)
Pounds of zinc produced	871,596	4,030,810	(78%)	1,190,713	(27%)

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 822,336 tonnes representing a 3% decrease compared to the previous quarter. The slight decrease was primarily due to mechanical challenges at Santa Elena causing a temporary reduction in the mill feed from the heap leach pad in the month of February.

Silver grades in the quarter averaged 136 g/t compared to 137 g/t in the previous quarter.

Combined silver recoveries averaged 75%, relatively unchanged compared to the previous quarter’s average of 76%.

The Company's underground development in the first quarter consisted of 13,571 metres, reflecting a 9% decrease compared to 14,918 metres completed in the previous quarter. The Company also completed 29,000 metres of diamond drilling in the quarter, representing an 18% decrease compared to 36,351 metres in the prior quarter.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	230,050	2,556	88	89%	581,425	11,261	—	—	1,369,875
La Encantada	266,510	2,961	137	60%	707,479	21	—	—	708,959
La Parrilla	140,592	1,562	138	77%	479,875	231	1,826,931	871,596	667,431
Del Toro	79,108	879	163	82%	340,958	105	5,627,041	—	682,219
San Martin	69,563	773	221	83%	410,082	1,662	—	—	526,036
La Guitarra	36,514	406	210	77%	189,159	1,815	—	—	316,195
Total	822,336	9,137	136	75%	2,708,978	15,095	7,453,972	871,596	4,270,715

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $17.42 per ounce; Gold: $1,219 per ounce; Lead: $1.03 per pound; Zinc $1.26 per pound.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 581,425 ounces of silver and 11,261 ounces of gold for a total production of 1,369,875 silver equivalent ounces reflecting a 7% decrease compared to the prior quarter.

•
The mill processed a total of 230,050 tonnes, consisting of 144,328 tonnes of underground ore and 85,722 tonnes from the above ground heap leach pad, representing an 11% decrease compared to the prior quarter.

•
In February, mill feed from the heap leach pad was temporarily reduced by 50% to 500 tpd as a result of a major breakdown with one of the four power generators on site causing the operation to run on limited power for 10 days. The generator was successful replaced in late February allowing the heap leach pad to return to normal operations in March.

•	Silver and gold grades of underground ore averaged 110 g/t and 2.1 g/t, respectively. Whereas silver and gold grades from the above ground heap leach pad averaged 51 g/t and 0.7 g/t, respectively.

•
At the end of the quarter, total development of the new San Salvador ramp reached 2,155 metres, or 94% of a 2,300 metre development plan. The new ramp will connect to the Main Vein along level 575 by April 2017. Once the ramp is completed, it is expected to improve underground productivity by reducing trucking bottlenecks.

•	A total of 2,855 metres of underground development was completed in the first quarter compared to 3,029 metres of development in the previous quarter.

•	A total of 3,730 metres of exploration drilling was completed in the first quarter compared to 5,391 metres of drilling in the previous quarter.

At the La Encantada Silver Mine:

•
For the quarter, silver production reached 707,479 ounces representing a 25% increase over the previous quarter. The increase in silver production was primarily due to a 13% increase in tonnes milled and a 6% increase in recoveries.

•
Silver grades averaged 137 g/t during the quarter, or a 4% increase compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.

•
The manufacturing of the roasting project advanced in the first quarter with approximately 62% of the major components now completed. The finished components will now be assembled into larger modules in order to reduce shipping and installation times. The Company expects the manufacturing process to be complete in the third quarter at which time the modules will begin shipping to site for final assembly.

•	A total of 587 metres of underground development were completed in the first quarter compared to 1,015 metres of development in the previous quarter.

•	A total of 2,805 metres were drilled in the first quarter compared to 4,197 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 85,984 tonnes (955 tpd) with an average silver grade of 132 g/t and an 82% recovery while the cyanidation circuit processed 54,608 tonnes (607 tpd) with an average silver grade of 147 g/t and a 70% recovery for total production of 667,431 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.2% with recoveries of 78% for total lead production of 1.8 million pounds, representing a 2% decrease compared to the previous quarter.

•
The zinc circuit processed an average zinc grade of 1.0% with recoveries of 47% for total zinc production of 0.9 million pounds, representing a 27% decrease compared to the previous quarter. The decrease in zinc production was primarily due to a 13% decrease in mill throughput and a 12% decrease in zinc recoveries. Due to recent developments in delineation drilling in the Quebradillas and Rosarios areas, the Company expects to see a moderate increase in the zinc grades in the next 2 to 3 months.

•	Underground development completed in the quarter totaled 2,827 metres compared to 3,181 metres developed in the previous quarter.

•	A total of 4,867 metres were drilled in the first quarter compared to 5,665 metres of drilling in the previous quarter.

At the Del Toro Silver Mine:

•	During the quarter, Del Toro produced a total of 682,219 silver equivalent ounces reflecting consistent production levels to the prior quarter.

•	Silver grades and recoveries during the quarter averaged 163 g/t and 82%, respectively.

•	Lead grades and recoveries averaged 4.8% and 68%, respectively, producing a total of 5.6 million pounds of lead, relatively consistent with the previous quarter.

•	Underground development completed in the quarter totaled 2,710 metres consistent with 2,377 metres developed in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 3,589 metres compared to 3,614 metres of drilling in the previous quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 410,082 ounces of silver and 1,662 ounces of gold for a total production of 526,036 silver equivalent ounces. Silver production decreased 20% compared to the prior quarter primarily due to a 13% decrease in silver grades and a 9% decrease in mill throughput. Gold production increased 87% compared to the prior quarter primarily due to an 87% increase in gold grades and a 7% increase in gold recoveries offset by lower mill throughput.

•	Silver grades and recoveries averaged 221 g/t and 83%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.8 g/t and 93%, respectively.

•
The construction project for the dry stack filter press installation continued during the quarter with the completion of the civil works and the buildings structural columns. At of the end of the quarter, the project was 63% complete. The filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are now expected to be installed and undergo testing by June 2017.

•	Underground development completed in the first quarter totaled 2,127 metres compared with 2,696 metres of development in the previous quarter.

•	Total metres drilled in the first quarter amounted to 4,136 metres compared to 7,069 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•
During the quarter, La Guitarra produced 189,159 ounces of silver and 1,815 ounces of gold for a total production of 316,195 silver equivalent ounces. Silver production decreased 21% compared to the previous quarter primarily due to a 15% decrease in silver grade and a 5% decrease in mill throughput.

•	Silver grades and recoveries averaged 210 g/t and 77%, respectively, during the quarter. In addition, gold grades and recoveries averaged 2.1 g/t and 73%, respectively.

•
During the quarter, the Company began the development of a 2.4 kilometer underground haulage drift to connect the El Coloso and La Guitarra mines. Mine ore from Coloso is currently being transported approximately 9 kilometres aboveground via trucks to the La Guitarra processing plant. Once completed, the new drift is expected to reduce haulage transportation costs by eliminating the need of above ground trucks. In addition, the Company plans to use the new drift for future exploration activities.

•	A total of 2,279 metres of development were completed in the first quarter compared to 2,620 metres of development in the previous quarter.

•	Total metres drilled in the quarter amounted to 7,416 metres compared to 9,315 metres drilled in the previous quarter.

Q1 Earnings Announcement
The Company is planning to release its first quarter 2017 unaudited financial results on Thursday, May 4, 2017.

ABOUT THE COMPANY

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver

Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2016, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.